UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                                   NSS Bancorp
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    62938H109
                                 (CUSIP Number)

                               Bennett Lindenbaum
                             Basswood Partners, L.P.
                                52 Forest Avenue
                            Paramus, New Jersey 07652
                                 (201) 843-3644

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 23, 1998

             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

     Check the following line if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

CUSIP No. 62938H109

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Basswood Partners, L.P.

2. Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             WC

5.  Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2
    (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             241,411

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             241,411

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             241,411

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             9.83%

14. Type of Reporting Person

             PN

CUSIP No. 62938H109

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Matthew Lindenbaum

2. Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             AF, PF

5.  Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2
    (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:

              100

8.  Shared Voting Power:

             241,511

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

             241,511

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             241,511

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             9.83%

14. Type of Reporting Person

             IN

CUSIP No. 62938H109

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Bennett Lindenbaum

2. Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             AF, PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

             [ ]

6.  Citizenship or Place of Organization

             United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             241,411

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             241,411

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             241,411

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)

             9.83%

14. Type of Reporting Person

             IN

            This Amendment No. 6 has been filed by Basswood Partners, L.P. ("Basswood") and Matthew Lindenbaum (collectively, the "Reporting Persons") for the purposes of amending the disclosure in Item 4 (originally filed, under cover of a Form F-11, with the Federal Deposit Insurance Corporation (the "FDIC")) relating to shares of voting common stock of NSS Bancorp ("NSS"). NSS's principal executive office is located at 48 Wall Street, P.O. Box 28, Norwalk, Connecticut 06852.

Item 1.     Security and Issuer.
            --------------------

            No change.

Item 2.     Identity and Background.
            ------------------------

            No change.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            No change.

Item 4.     Purpose of Transaction.
            -----------------------

            As previously described, on November 13, 1997 the Reporting Persons requested certain records of NSS relating to its list of shareholders (the "Shareholder List Information"). Subsequently, NSS informed Basswood that NSS would not allow the Reporting Persons access to such records.

            As disclosed in Amendment No. 4 to Schedule 13D, the Reporting Persons filed an action seeking to compel NSS to grant them access to the Shareholder List Information under Connecticut Law. As disclosed in Amendment No. 5, on February 9, 1998, the Reporting Persons received an order issued by the Superior Court of the State of Connecticut on February 6, 1998 granting them access to NSS's list of shareholders (the "February 6 Order"). On February 23, 1998, the Reporting Persons filed a memorandum of law in opposition to the motion of NSS for clarification or modification of the February 6 Order. In their memorandum, the Reporting Persons claimed that NSS's motion for clarification and modification of the February 6 Order had "no purpose except further delay and [was] designed to make Basswood's communication with its fellow shareholders of NSS as difficult as humanly possible." NSS has denied the Reporting Persons the right to inspect a magnetic computer tape identifying NSS's shareholders, a breakdown of record stockholders in the possession of Cede & Co., a list of non-objecting beneficial owners of NSS's shares, and daily transfer sheets identifying the changes in names, addresses and shares held by shareholders of record. In their memorandum, the Reporting Persons have asserted that NSS is guilty of "continued intransigence" and that "an award of attorneys fees may be necessary to stop NSS's incessant, meritless, delays."

Item 5.     Interest in Securities of Issuer.
            ---------------------------------

            No change.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            ------------------------------------

            No change.

Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

            An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed as Exhibit (1).

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    BASSWOOD PARTNERS, L.P.

                                    By: Basswood Management, Inc.,
                                        its General Partner


                                    By:   /s/ Matthew Lindenbaum
                                    ----------------------------------
                                         Matthew Lindenbaum, President



                                       /s/ Matthew Lindenbaum
                                    ----------------------------------
                                          (Matthew Lindenbaum)



                                       /s/ Bennett Lindenbaum
                                    ----------------------------------
                                          (Bennett Lindenbaum)

February 23, 1998